UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM 11-K

/X/ ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

                    For the fiscal year ended March 31, 2002

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

                  For the transition period from        to

                    Commission file number


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan
                       Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          COLUMBUS McKINNON CORPORATION
                         140 John James Audubon Parkway
                             Amherst, NY 14228-1197

FINANCIAL STATEMENTS AND SCHEDULES

Columbus McKinnon Corporation Employee Stock Ownership Plan
Years ended March 31, 2002 and 2001 with Report of Independent Auditors

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                       Financial Statements and Schedules


                       Years ended March 31, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors ............................................   1

Financial Statements

Statements of Net Assets Available for Benefits............................   2
Statements of Changes in Net Assets Available for Benefits.................   3
Notes to Financial Statements..............................................   4

Schedules

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)...........  10
Schedule H, Line 4(j) - Schedule of Reportable Transactions................  11

                         Report of Independent Auditors


The Pension Committee
Columbus McKinnon Corporation
    Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP) as of March 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the ESOP's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan at March 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of March 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


August 23, 2002



                                                            Columbus McKinnon Corporation
                                                            Employee Stock Ownership Plan

                                                   Statements of Net Assets Available for Benefits


                                                      MARCH 31, 2002                               MARCH 31, 2001
                                        ---------------------------------------------------------------------------------------
                                          ALLOCATED    UNALLOCATED       TOTAL         ALLOCATED    UNALLOCATED       TOTAL

ASSETS
Investment in sponsor company
 common stock, at fair value            $ 12,374,841   $  5,348,557   $ 17,723,398   $  7,452,438   $  3,943,963   $ 11,396,401
Investment in stable asset fund,
 at fair value                               136,898        285,940        422,838        133,397              -        133,397
Receivables:
 Employer contributions                            -         94,909         94,909         34,929         25,860         60,789
 Interest                                      2,046              -          2,046          2,676              -          2,676
Cash                                             661              -            661          2,101              -          2,101
                                        ---------------------------------------------------------------------------------------
Total assets                            $ 12,514,446   $  5,729,406   $ 18,243,852   $  7,625,541   $  3,969,823   $ 11,595,364
                                        ---------------------------------------------------------------------------------------

LIABILITIES
Interest payable                                   -         94,909         94,909              -         25,860         25,860
Loans payable                                      -      7,935,301      7,935,301              -      8,527,301      8,527,301
                                        ---------------------------------------------------------------------------------------
Total liabilities                                  -      8,030,210      8,030,210              -      8,553,161      8,553,161
                                        ---------------------------------------------------------------------------------------
Net assets available (deficit)
 for plan benefits                      $ 12,514,446   $ (2,300,804)  $ 10,213,642   $  7,625,541   $ (4,583,338)  $  3,042,203
                                        =======================================================================================



SEE ACCOMPANYING NOTES.



                                                              Columbus McKinnon Corporation
                                                              Employee Stock Ownership Plan

                                                Statements of Changes in Net Assets Available for Benefits


                                                             MARCH 31, 2002                                           MARCH 31, 2001
                                        ---------------------------------------------------------------------------------------
                                         ALLOCATED     UNALLOCATED       TOTAL        ALLOCATED     UNALLOCATED        TOTAL

Investment income (loss):
 Net unrealized appreciation
  (depreciation) in fair value
   of investments                       $  5,410,348   $  1,580,920   $  6,991,268   $ (3,946,992)  $ (3,794,966)  $ (7,741,958)
 Dividends                                   191,980        109,614        301,594        246,335        175,192        421,527
 Interest                                     19,930              -         19,930          8,639              -          8,639
Employer contributions                             -      1,092,659      1,092,659         34,929      1,456,565      1,491,494
                                        ---------------------------------------------------------------------------------------
Total investment income (loss)             5,622,258      2,783,193      8,405,451     (3,657,089)    (2,163,209)    (5,820,298)
                                        ---------------------------------------------------------------------------------------
Interest expense                                   -        500,659        500,659              -        864,565        864,565


Distributions to participants                675,723              -        675,723        491,625              -        491,625
Transfer to other qualified plan              54,270              -         54,270         14,896              -         14,896
Administrative expense                         3,360              -          3,360          4,399              -          4,399
                                        ---------------------------------------------------------------------------------------
Total deductions                             733,353        500,659      1,234,012        510,920        864,565      1,375,485
                                        ---------------------------------------------------------------------------------------
Net increase (decrease)                    4,888,905      2,282,534      7,171,439     (4,168,009)    (3,027,774)    (7,195,783)
Net assets available (deficit)
 for benefits:
Beginning of year                          7,625,541     (4,583,338)     3,042,203     11,793,550     (1,555,564)    10,237,986
                                        ---------------------------------------------------------------------------------------
End of year                             $ 12,514,446   $ (2,300,804)  $ 10,213,642   $  7,625,541   $ (4,583,338)  $  3,042,203
                                        =======================================================================================


SEE ACCOMPANYING NOTES.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                          Notes to Financial Statements

                             March 31, 2002 and 2001


1. DESCRIPTION OF THE PLAN

The Columbus  McKinnon  Corporation  Employee Stock  Ownership Plan (ESOP or the
Plan), is a defined contribution employee stock ownership plan and a stock bonus plan within the meanings of the applicable sections of the Internal Revenue Code of 1986, as amended. It is also an eligible individual account plan as defined in the applicable section of the Employee Retirement Income Security Act of 1974 (ERISA). Refer to the Plan Document or the Summary Plan Description for a complete description of the ESOP's provisions.

The  Plan  covers  all  domestic   non-union   employees  of  Columbus  McKinnon
Corporation (the Company/CMC), and its domestic subsidiaries.

In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company. In 2002, $54,270 has been transferred to the Company's Thrift 401(k) plan ($14,896 in 2001).

A summary of the ESOP's provisions is as follows:

PARTICIPATION

Substantially all of the Company's domestic non-union employees are eligible to participate in the ESOP.

ELIGIBILITY

Eligible employees must have attained age 21 and completed one year of service (minimum of 1,000 hours) to be a participant.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each Plan year (each 12 month period ending March 31) the Company contributes to the ESOP for each participant (a) who is actively employed as an employee on December 31 and who has earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminates employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service. Contributions shall be made in cash or in shares of stock as determined by the Company, and need not be made out of current or accumulated earnings and profits.

VESTING

A participant's account balance shall become fully vested and non-forfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company.

DISTRIBUTIONS

Upon a vested participant's termination, the value of his/her account will be distributed if the value of the account is less than $5,000 or, at the participant's option, either immediately or at any valuation date until retirement, as provided in the ESOP. A retiree may elect to defer distribution up to 70 1/2 years of age. The account of a participant who is not a 5-percent owner and who has not separated from service but has attained the age of 70 1/2 will commence distribution unless the participant elects to defer distribution until employment ceases. Valuation dates for distributions are September 30 or March 31.

During 2002, $675,723 which includes 72,890 shares, was distributed to vested participants in cash and stock certificates ($491,625, or 36,412 shares, distributed in 2001). This resulted in the sale of 97 shares held by the ESOP back to the Company for $844 in 2002 as a result of fractional shares (67 shares for $901 in 2001). As of March 31, 2002, $409,791 ($329,625 as of March 31,
2001) is included in the ESOP assets for terminated participants who have requested distributions.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeiture of a non-vested interest shall occur in the fifth consecutive calendar year following a break in service. The forfeited accounts will be allocated among the accounts of active participants. At March 31, 2002, the ESOP assets include $30,568 ($15,740 at March 31, 2001) of undistributed forfeited accounts.

ALLOCATION TO PARTICIPANT ACCOUNTS

As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, the income of the trust fund during the period and the increase or decrease in the fair market value of the trust fund during the period. The allocation of contributions is based on the fraction, the numerator of which is the participant's annual earnings for the preceding calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all participants entitled to an allocation.

DIVIDENDS

Dividends paid on stock allocated to a participant's stock account will be allocated to the participant's nonstock account. The pension committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans. Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


3. PLAN TERMINATION

The Company intends to continue the ESOP indefinitely, but reserves the right to terminate the Plan at any time. If the ESOP is terminated, each participant shall be fully and nonforfeitably vested in his interest in the ESOP trust fund.

4. INVESTMENTS

At March 31, 2002 and 2001, the assets of the ESOP Plan consist of 1,384,640 and 1,458,646, respectively, shares of CMC common stock and 42,284 and 13,140, respectively, shares of a stable asset fund with Fleet Bank. The ESOP's investment in CMC common stock is reported at fair market value as of March 31, 2002 and 2001 based on quoted market prices. The investment in the stable asset fund is also reported at fair market value as determined by open trading.

5. LOANS PAYABLE AND SHARE RELEASE

On October 27, 1994, the ESOP obtained $6,000,000 of new debt ($2,000,000 from HSBC and $4,000,000 from Fleet Bank). The Fleet loan balance is $406,880 at March 31, 2002 and is payable in quarterly installments of $103,000 through October 2002, with the remaining balance due in January 2003, plus interest at a Eurodollar rate based upon LIBOR plus a spread determined by the Company's leverage ratio (5.49% at March 31, 2002). The HSBC loan balance is $156,892 at March 31, 2002, which is payable in April 2002, plus interest at the prime rate plus .875%, (5.63% at March 31, 2002).

On October 13, 1998, the ESOP obtained $7,682,281 of new debt from the Company. The CMC loan balance is $7,371,529 at March 31, 2002, and is payable in quarterly installments of interest only through April 2002, and thereafter quarterly installments of $150,000 through April 2014, and $69,461 in July 2014, plus interest at the prime rate (4.75% at March 31, 2002).

In October 1994 and October 1998, the ESOP purchased 609,144 and 479,900 shares, respectively, of common stock of the Company with the debt proceeds, which were recorded by the trustee in the suspense account. Such stock ceases to be collateral and is released from the suspense account as the loans are repaid. In each year prior to full payment of the loans, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


5. LOANS PAYABLE AND SHARE RELEASE (CONTINUED)

The loans, which are guaranteed by the Company, are collateralized by an equivalent number of shares of common stock recorded by the trustees in a suspense account.

Maturities of loans payable over the next five years are as follows:

            2003                                                 $ 1,013,772
            2004                                                     600,000
            2005                                                     600,000
            2006                                                     600,000
            2007                                                     600,000

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year. Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the pension committee as of the last day of that plan year. That allocation shall be consistent with the method for allocating contributions to participants' accounts, which is based on a fraction of each participant's annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year. The allocation of shares released resulting from dividends on participants' allocated shares, however, was based upon the fraction of each participant's allocated shares to the total number of allocated shares.

As of March 31, 2002, 417,856 shares were held as collateral for the loan (504,795 shares held as of March 31, 2001); 86,939 shares were released from the suspense account in 2002 (101,764 shares released in 2001). These shares were allocated to participant accounts as of March 31, 2002.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                    Schedules

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                          EIN: 16-0547600 Plan No. 016



        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                 March 31, 2002


 Identity of Issue      Description of Investment      Cost       Current Value
-------------------------------------------------------------------------------

Columbus McKinnon        Employer Common Stock,
 Corporation*              1,384,640 shares        $ 14,929,516    $ 17,723,398

Fleet Investment         Stable Asset Fund
 Services*                 42,284 shares                422,838         422,838




* Parties-in-interest


                                                            Columbus McKinnon Corporation
                                                            Employee Stock Ownership Plan

                                                            EIN: 16-0547600 Plan No. 016


                                             Schedule H, Line 4(j) - Schedule of Reportable Transactions

                                                          For the year ended March 31, 2002


                                                                                                   Current Value
   Identity of                 Description           Purchase        Selling           Cost         of Asset on         Net
  Party Involved                of Assets              Price          Price          of Asset     Transaction Date  Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
----------------------------------------------------------------------


Fleet National Bank*         Stable Asset Fund      $  347,664      $        -      $  347,664      $  347,664      $        -



There were no category (i), (ii) or (iv) transactions during the year.





*Parties-in-interest

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          COLUMBUS McKINNON CORPORATION

                                          EMPLOYEE STOCK OWNERSHIP PLAN
                                          RESTATEMENT EFFECTIVE APRIL 1, 1989




                                          By /S/ TIMOTHY R. HARVEY
                                             --------------------------
                                             Timothy R. Harvey, Trustee


                                             /S/ KAREN L. HOWARD
                                             -----------------------------
                                             Karen L. Howard, Trustee


                                             S/ ROBERT L. MONTGOMERY, JR.
                                             ------------------------------
                                             Robert L. Montgomery, Jr., Trustee


                                             /S/ ROBERT H. MYERS
                                             ----------------------------
                                             Robert H. Myers, Trustee